May 28, 2019

Zel C. Khan
Chief Executive Officer
Petrolia Energy Corporation
710 N. Post Oak Road, Suite 512
Houston, Texas 77024

       Re: Petrolia Energy Corporation
           Form 10-K/A for the Fiscal Year ended December 31, 2017 Response dated February 19, 2019
           Response dated March 6, 2019
           File No. 0-52690

Dear Mr. Khan:

        We issued comments to you on the above captioned filing on April 29, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to comply with your periodic reporting obligations under Regulation 13A by June 11, 2019.

        If you do not, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Lily Dang - Staff Accountant at (202) 551-3867 or Karl Hiller - Branch
Chief at (202) 551-3686 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Natural
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